EXHIBIT (a)(1)(N)

                                SECOND SUPPLEMENT

                                       TO

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                               VIRBAC CORPORATION

                                       AT

                               $5.75 NET PER SHARE

                                       BY

                             LABOGROUP HOLDING, INC.

               AN INDIRECT WHOLLY OWNED SUBSIDIARY OF VIRBAC S.A.


================================================================================
THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, OCTOBER 31, 2006 UNLESS THE OFFER IS EXTENDED.
================================================================================

THE AMENDED OFFER IS BEING MADE PURSUANT TO THE TENDER OFFER AND MERGER AGREEMENT DATED AS OF AUGUST 10, 2006 AMONG VIRBAC S.A. ("VIRBAC S.A."), INTERLAB S.A.S. ("INTERLAB"), LABOGROUP HOLDING, INC. ("PURCHASER") AND VIRBAC CORPORATION ("VIRBAC CORP." OR THE "COMPANY"), AS AMENDED BY THE AMENDMENT THERETO DATED OCTOBER 13, 2006 (THE "MERGER AGREEMENT AMENDMENT" AND, TOGETHER WITH THE MERGER AGREEMENT, THE "AMENDED MERGER AGREEMENT"), THE OFFER TO PURCHASE DATED AUGUST 18, 2006, AS SUPPLEMENTED BY THE SUPPLEMENT TO THE OFFER TO PURCHASE DATED SEPTEMBER 8, 2006 AND THIS SECOND SUPPLEMENT DATED OCTOBER 17, 2006 (AS SO SUPPLEMENTED, THE "OFFER TO PURCHASE"). THE AMENDED OFFER IS
CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF VIRBAC CORP. WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY VIRBAC S.A., PURCHASER AND THEIR SUBSIDIARIES (OTHER THAN THE COMPANY AND ITS SUBSIDIARIES - COLLECTIVELY, THE "VIRBAC S.A. GROUP"), WILL CONSTITUTE NOT LESS THAN NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM CONDITION"). THE MINIMUM CONDITION IS NONWAIVABLE.

THE AMENDED OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THE OFFER TO PURCHASE. IF THE MINIMUM CONDITION AND THE OTHER CONDITIONS TO THE
AMENDED  OFFER ARE  SATISFIED  AND  PURCHASER  PURCHASES  THE  TENDERED  SHARES,
PURCHASER WILL BE MERGED INTO THE COMPANY AND THE COMPANY WILL BECOME AN INDIRECT WHOLLY OWNED SUBSIDIARY OF VIRBAC S.A. IN THAT EVENT, SHARES THAT WERE NOT TENDERED IN THE OFFER WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $5.75 PER SHARE IN CASH.

                                 -------------

A SPECIAL COMMITTEE OF DIRECTORS APPOINTED BY THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE AMENDED OFFER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY WHO ARE
UNAFFILIATED WITH VIRBAC S.A. AND HAS UNANIMOUSLY RECOMMENDED THAT SUCH UNAFFILIATED STOCKHOLDERS TENDER THEIR SHARES IN THE AMENDED OFFER.

PURCHASER WILL NOT FURTHER INCREASE OF THE OFFER PRICE BEYOND $5.75 PER SHARE AND DOES NOT PRESENTLY INTEND TO FURTHER EXTEND THE EXPIRATION DATE OF THE OFFER BEYOND OCTOBER 31, 2006.

                                 -------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE AMENDED OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE AMENDED OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE AMENDED OFFER TO PURCHASE OR THIS SECOND SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 -------------

                                   IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Amended Offer must (i) complete and sign the original (blue) or the revised (gold)Letter of Transmittal (or a facsimile thereof), which is enclosed with this Second Supplement to the Offer to Purchase, in accordance with the instructions in the Letter of Transmittal and mail or deliver the original (blue) or the revised
(gold) Letter of Transmittal and all other required documents to the Depositary together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Although the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase prior to the Amended Offer, stockholders using such original documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and, if Shares are accepted for payment and paid for by Purchaser, pursuant to the Amended Offer, will receive the Amended Offer Price of $5.75 per Share described in this Second Supplement. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer and will be entitled to receive the Amended Offer Price of $5.75 per Share, if accepted for payment and paid for by Purchaser. Stockholders are not required to take any further action with respect to such tendered Shares in order to receive the Amended Offer Price if Shares are accepted for payment and paid for by Purchaser pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

A stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 under "The Tender Offer" in the original Offer to Purchase and Section 3 under "The Tender Offer" in this Second Supplement to Offer to Purchase.

If you hold options to purchase Shares having an exercise price per share of less than the Amended Offer Price ($5.75 per share) and you wish to participate in the Offer by conditionally exercising the options, you should also follow the instructions and procedures set forth in the original (white) Notice of Conditional Exercise and related instructions provided to you or the revised (peach) Notice of Conditional Exercise distributed with this Second Supplement. Although the original (white) Notice of Conditional Exercise and the related instructions previously circulated with the Offer to Purchase refer only to the original Offer to Purchase and provide only for the conditional exercise of options having an exercise price of less than $5.25 per Share, holders of options having an exercise price of less than $5.75 using such documents to conditionally exercise their options will nevertheless be deemed to conditionally exercise pursuant to the Amended Offer and will receive the excess of the Amended Offer Price of $5.75 per Share over the exercise price of their options, if Shares are accepted for payment and paid for by Purchaser pursuant to the Amended Offer and the merger of Purchaser into the Company occurs.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Second Supplement. Requests for additional copies of the Offer to Purchase, the first Supplement to the Offer to Purchase, this Second Supplement, the revised (gold) Letter of Transmittal, the revised (salmon) Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. A shareholder may also contact such shareholder's broker, dealer, commercial bank or trust company for assistance.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

                      THE DEALER MANAGER FOR THE OFFER IS:

                            BMO CAPITAL MARKETS CORP.

October 17, 2006

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

                               SUMMARY TERM SHEET

PURSUANT TO THE AMENDMENT TO THE TENDER OFFER AND MERGER AGREEMENT, DATED OCTOBER 13, 2006 (THE "MERGER AGREEMENT AMENDMENT"), AMONG VIRBAC S.A. ("VIRBAC S.A."), INTERLAB S.A.S. ("INTERLAB S.A.S."), LABOGROUP HOLDING, INC.
("PURCHASER") AND VIRBAC CORPORATION ("VIRBAC CORP." OR THE "COMPANY"), PURCHASER IS AMENDING ITS OFFER TO PURCHASE ALL OF THE OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK TO INCREASE THE OFFER PRICE TO $5.75 PER SHARE, NET TO THE SELLER IN CASH WITHOUT INTEREST (THE "AMENDED OFFER PRICE"), LESS APPLICABLE WITHHOLDING TAXES. THIS SUMMARY TERM SHEET HIGHLIGHTS IMPORTANT AND MATERIAL INFORMATION CONTAINED IN THIS SECOND SUPPLEMENT BUT IS INTENDED TO BE AN OVERVIEW ONLY. TO FULLY UNDERSTAND THE AMENDED OFFER DESCRIBED IN THIS DOCUMENT, AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE AMENDED OFFER, YOU SHOULD READ CAREFULLY THIS ENTIRE SECOND SUPPLEMENT ALONG WITH THE ORIGINAL OFFER TO PURCHASE, DATED AUGUST 18, 2006, AND THE FIRST SUPPLEMENT TO THE OFFER TO PURCHASE, DATED SEPTEMBER 8, 2006, IN EACH CASE AS PREVIOUSLY AMENDED BY CERTAIN AMENDMENTS TO THE SCHEDULE TO FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY VIRBAC S.A., INTERLAB S.A.S, PURCHASER AND THE COMPANY, AS WELL AS THE SCHEDULES AND EXHIBITS TO THE ORIGINAL OFFER TO PURCHASE, THE FIRST SUPPLEMENT TO THE OFFER TO PURCHASE AND THIS SECOND SUPPLEMENT, THE DOCUMENTS INCORPORATED BY REFERENCE OR OTHERWISE REFERRED TO HEREIN OR THEREIN AND THE REVISED (GOLD) LETTER OF TRANSMITTAL.

     o Purchaser, an indirect wholly owned subsidiary of Virbac S.A. incorporated in Delaware, is amending its offer to acquire all of the shares of common stock, par value $0.01 per share, of the Company not owned by Virbac S.A. and its subsidiaries in a tender offer, by increasing the offer price to $5.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Second Supplement, the original Offer to Purchase, the first Supplement and the revised (gold) Letter of Transmittal provided with this Second Supplement. All stockholders whose shares of Company common stock are validly tendered, not withdrawn and accepted for payment (including shares tendered prior to the date of this Second Supplement) will receive the increased offer price even if such stockholders have previously tendered their shares and take no further action. See Section 1 under "The Tender Offer" in this Second Supplement.

     o Virbac S.A. currently owns, indirectly through its 100% ownership interest in Interlab S.A.S., which in turn owns 100% of Purchaser, approximately 60.1% of the outstanding shares of Company common stock. For a more detailed discussion of Virbac S.A.'s ownership interests in the Company, see Section I and Section IX under "Special Factors" in this Second Supplement.

     o The expiration date of the amended offer is midnight, New York City time, on Tuesday, October 31, 2006, unless such date is extended further. See Section 1 under "The Tender Offer" in this Second Supplement.

     o The amended offer is conditioned upon, among other things, there being validly tendered and not withdrawn a sufficient number of shares of Company common stock such that, upon acceptance for payment and payment for the tendered shares of Company common stock pursuant to the amended offer, Virbac S.A. will, directly or indirectly through wholly owned subsidiaries, own a number of shares of Company common stock representing at least 90% of the issued and outstanding shares of Company common stock, as of the date the shares of Company common stock are accepted for payment pursuant to the amended offer. This requirement is referred to in the Original Offer to Purchase and in the First and Second Supplements as the "Minimum Condition."

     o    The Minimum Condition is not waivable.

     o Virbac S.A., Interlab S.A.S. and Purchaser expect to have sufficient funds to purchase the Shares of the Company tendered and to complete the merger. The Amended Offer Price of $5.75 per share implies a total value of approximately $52.5 million for all of the shares of the Company not owned directly or indirectly by Virbac S.A., including net payments to be made upon "cashless exercise" of outstanding options. In order to finance the amended offer and related transactions, Virbac S.A. expects to borrow under an existing [euro]100,000,000 credit facility agreement with BNP Paribas and Credit Agricole Indosuez. The ability of Virbac S.A. to borrow under such facility is subject to customary conditions. Virbac S.A., Interlab S.A.S. and Purchaser expect that the funds available pursuant to this facility will be sufficient to consummate the amended offer. The amended offer is not conditioned on obtaining these funds. See Section 9 under "The Tender Offer" in this Second Supplement and in the Original Offer to Purchase.

     o If the amended offer is completed, Virbac S.A. will, in accordance with the Amended Merger Agreement, cause Purchaser and the Company to merge pursuant to a "short-form" merger, unless it is not lawful to do so. Under Section 253 of the Delaware General Corporation Law, Purchaser may effect a "short-form" merger without the affirmative vote of the Company's stockholders if Purchaser owns at least 90% of the securities entitled to vote with respect to a merger. See Section 11 in this Second Supplement and in the Original Offer to Purchase.

     o    After the merger:

          o Virbac S.A. would own directly or indirectly all of the equity interests in the Company;

          o the Company's current minority stockholders would no longer have any interest in the Company's future earnings or growth;

          o    the  Company's   common  stock  would  no  longer  trade  on  any
               securities exchange or be quoted in the over-the-counter market; and

          o the Company's financial statements would no longer be publicly available.

     o The special committee has unanimously determined that the amended offer and the merger are advisable, fair to and in the best interests of the stockholders of Virbac Corp. (other than Virbac S.A. and its subsidiaries) and has unanimously recommended that those stockholders accept the amended offer and tender their shares in the amended offer. The special committee's determination and recommendation is contained in Amendment No. 2 to the Solicitation/Recommendation Statement on
          Schedule 14D-9, which was filed by Virbac Corp. with the U.S. Securities and Exchange Commission ("SEC") on October 17, 2006 in connection with the amended offer and which is being furnished to stockholders concurrently with this Second Supplement.

     o If the amended offer is completed, stockholders who sell their shares of Company common stock in the amended offer might receive cash for their shares sooner than stockholders who wait for the merger. Appraisal rights are not available in connection with the amended offer but will be available in connection with the merger upon compliance with the requirements of Delaware law relating to exercise of such rights.

                  QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER

     Virbac S.A., through Purchaser, is offering to purchase all of the issued and outstanding Shares of the Company not owned by Virbac S.A. or its subsidiaries at an increased offer price of $5.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the original Offer to Purchase, the first Supplement and this second Supplement. The following are some of the questions you, as a stockholder of the Company, might have and answers to those questions. We urge you to read carefully this entire Second Supplement along with the original Offer to Purchase, dated August 18, 2006, and the first Supplement to the Offer to Purchase, dated September 8, 2006, in each case as previously amended by certain amendments to the Schedule TO filed with the Securities and Exchange Commission by Virbac S.A., Interlab S.A.S, Purchaser and the Company, as well as the schedules and exhibits to the original Offer to Purchase, the first Supplement thereto and this second Supplement, the documents incorporated by reference or otherwise referred to herein or therein and the revised (gold) Letter of Transmittal because the information in these questions and answers is not complete and is intended to be only an overview. Additional important information is contained in the remainder of this second Supplement, as well as the original Offer to Purchase, the first Supplement thereto and the revised
(gold) Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

     - Purchaser is Labogroup Holding, Inc., a newly formed Delaware corporation and an indirect wholly owned subsidiary of Virbac S.A., a corporation (SOCIETE ANONYME) organized under the laws of France. Purchaser has been organized in connection with this offer and has not carried on any activities other than in connection with this offer.

     - Virbac S.A. is a French pharmaceutical company that specializes in the development and production of vaccines and medicines for domestic animals and livestock. Virbac S.A., which has five research centers, and production sites in seven countries, formulates drugs designed to prevent or cure certain animal diseases. Pharmaceuticals for domestic animals represent 63% of Virbac S.A.'s turnover, and those for livestock constitute 32.5%. Toll manufacturing for third parties in the U.S. and Australia represents 4.5%. Virbac S.A. has a commercial presence across five continents in over 100 countries and, in 2005, 75.5% of its total sales were achieved outside of France. Virbac S.A. operates a network of 24 subsidiaries, including the Company. Virbac S.A. holds indirectly, through Interlab S.A.S., a French company and a wholly owned subsidiary of Virbac S.A., approximately 60.1% of the shares of common stock of Virbac Corp. Interlab S.A.S. also owns directly all of the issued and outstanding shares of Purchaser.

HOW HAVE YOU AMENDED THE OFFER?

     - On October 13, 2006, Virbac S.A., Interlab S.A.S, Purchaser and the Company entered into the Merger Agreement Amendment. Pursuant to the Merger Agreement Amendment, Purchaser is amending its tender offer to increase the offer price from $5.25 per Share to $5.75 per Share in cash. The increased offer price represents an increase of approximately 9.5% over the original $5.25 per share offer price.

IF I ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO ANYTHING NEW?

     - No. Company stockholders do not have to take any action regarding any Shares previously validly tendered and not withdrawn. If the amended offer is completed, these Shares will be accepted for payment and such stockholder will receive the increased Offer Price of $5.75 per Share, net to the seller in cash without interest, less any applicable withholding taxes.

DOES THE SPECIAL COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS RECOMMEND THAT I TENDER MY SHARES IN CONNECTION WITH THE AMENDED OFFER?

     - Yes. The special committee of independent directors of the Company has unanimously approved the Merger Agreement Amendment, has unanimously determined that the amended offer and the merger are advisable, fair to and in the best interests of the stockholders of Virbac Corp. (other than Virbac S.A. and its subsidiaries) and has unanimously recommended that stockholders accept the amended offer and tender their Shares in the amended offer. The special committee's determination and recommendation is contained in Amendment No.2 to the Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Virbac Corp. with the U.S. Securities and Exchange Commission ("SEC") on October 17, 2006 in connection with the amended offer and which is being furnished to stockholders concurrently with this second Supplement.

HAS THE EXPIRATION DATE OF THE AMENDED OFFER BEEN CHANGED?

     - Yes. The expiration date of the amended offer has been extended to midnight, New York City time, on Tuesday, October 31, 2006, unless the amended offer is extended.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE AMENDED OFFER?

     - The amended offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition, which is nonwaivable and requires there being validly tendered and not withdrawn that number of shares of common stock of Virbac Corp. which, when added to the shares already owned by Virbac S.A. and its subsidiaries, will constitute not less than ninety percent (90%) of the total number of outstanding shares as of the date the shares are accepted for payment pursuant to the amended offer, (ii) the special committee of the board of directors of Virbac Corp. not having withdrawn, amended or qualified in any way its determination that the amended offer is advisable, fair to and in the best interests of the stockholders of the Company or its recommendation that you accept the amended offer and (iii) the board of directors of Virbac Corp. not having taken a position or action contrary to such determination and recommendation of the special committee.

HOW CAN I PARTICIPATE IN THE AMENDED OFFER IF I HOLD OPTIONS TO ACQUIRE SHARES OF THE COMPANY?

     - Holders of exercisable options to purchase shares of common stock of the Company having exercise prices of less than $5.75 per share may conditionally exercise any or all of those options by following the special instructions and procedures for option holders described in
          Section 3 of this Second Supplement and the original Offer to Purchase, "Procedures for Accepting the Offer and Tendering Shares - Conditional Option Exercises." You may use the original (white) Notice of Conditional Exercise or the revised (peach) Notice of Conditional Exercise. Although the original (white) Notice of Conditional Exercise previously circulated with the original Offer to Purchase refers only to the original Offer to Purchase and provides only for the conditional exercise of options having an exercise price of less than $5.25 per Share, holders of options having an exercise price of less than $5.75 per Share may use such document or the revised (peach) Notice of Conditional Exercise to conditionally exercise their options, and holders of options using either such document will be deemed to conditionally exercise pursuant to the amended offer. The conditional exercise will not take effect unless the Purchaser accepts tendered Shares for purchase pursuant to the Offer and thereafter merges into the Company. If the merger occurs, option holders who conditionally exercised their options will receive, for each Share underlying the exercised options, an amount per Share equal to $5.75 less the exercise price and less any withholding taxes. Alternatively, holders of options may exercise their options in advance of the expiration of the offer and tender the Shares acquired upon exercise by following the instructions and procedures for tendering stockholders described in Section 3.

IF I HAVE CONDITIONALLY EXERCISED MY OPTIONS IN THE ORIGINAL OFFER, DO I HAVE TO DO ANY THING NOW?

     - Holders of options to purchase Company common stock who have previously validly exercised their options do not need to take any further action. If the amended offer is completed, Purchaser accepts tendered Shares for purchase pursuant to the Offer and thereafter Purchaser merges into the Company, option holders who conditionally exercised their options will receive, for each Share underlying the exercised options, an amount per Share equal to $5.75 less the exercise price and less any withholding taxes.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     - On December 12, 2005, the last trading day before we announced our proposal to the Company to make the tender offer, the closing price of the common stock of Virbac Corp. was $3.67, as reported in the Pink Sheets. On August 7, 2006, the day immediately prior to the public announcement that Virbac S.A. would make the Offer at the original offer price of $5.25, the closing price of the Company's common stock was $4.90. On August 17, 2006, the last trading day before we commenced the tender offer, the high and low prices for the common stock of Virbac Corp., as reported by the NASDAQ Capital Market (formerly known as the NASDAQ Smallcap Market) were $5.23 and $5.10, respectively. On October 10, 2006, the last trading day before we announced the amended offer, the high and low prices for the common stock of Virbac Corp., as reported by the NASDAQ Capital Market were $5.22 and $5.21, respectively. We encourage you to obtain a recent quotation for your shares of Company common stock. See Section 6. in this second Supplement.

WHO SHOULD I CALL IF I HAVE QUESTIONS ABOUT THE AMENDED OFFER?

     - You may call Morrow & Co., Inc., at (800) 607-0088 (toll free in the U.S.). You may also call BMO Capital Markets Corp. at (312) 293-4111. Morrow & Co., Inc. is acting as the Information Agent for the Offer and BMO Capital Markets Corp. is acting as the Dealer Manager for the Offer. See the back cover of this Offer to Purchase for additional contact information for each of them.

To the Holders of Shares of
Common Stock of Virbac Corporation:


                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated August 18, 2006, and the Supplement to the Offer to Purchase, dated September 8, 2006 (the "First Supplement"), in each case as previously amended by certain amendments to the Schedule TO filed with the Securities and Exchange Commission (the "SEC") by Virbac S.A., Interlab S.A.S., Purchaser and the Company. Purchaser hereby offers to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of the Company, other than shares owned by Virbac S.A. or its subsidiaries (the "Shares"), at an increased price of $5.75 per Share (the "Amended Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Second Supplement to the Offer to Purchase (this "Second Supplement"), the Offer to Purchase (as amended and supplemented prior to the date hereof) and the revised (gold) Letter of Transmittal provided with this Second Supplement
(which, as amended or supplemented from time to time, collectively constitute the "Amended Offer").

     Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the revised (gold) Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Amended Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 may be subject to a required back-up U.S. federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Amended Offer. See Section 5 under "The Tender Offer" in the original Offer to Purchase and in this Second Supplement. Virbac S.A. or Purchaser will pay all charges and expenses of Mellon Investor Services LLC, as depositary (the "Depositary"), BMO Capital Markets Corp., as dealer manager (the "Dealer Manager") and Morrow & Co., Inc., as information agent (the "Information Agent"), incurred in connection with the Amended Offer. See Section 15 under "The Tender Offer" in the original Offer to Purchase and in this Second Supplement..

     Except as otherwise expressly set forth in this Second Supplement and in the revised (gold) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the First Supplement remain applicable in all respects to the Amended Offer. This Second Supplement should be read carefully in conjunction with the Offer to Purchase, the First Supplement and the revised (gold) Letter of Transmittal. The revised (gold) Letter of
Transmittal provided with this Second Supplement amends and restates the original (blue) Letter of Transmittal. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase. As used herein, the term "Original Offer" means Virbac S.A.'s and Purchaser's offer to purchase Shares at $5.25 per Share and the "Original Offer Price" means $5.25 per Share.

     Procedures for tendering Shares are set forth in Section 3 under "The Tender Offer" in the original Offer to Purchase and in this Second Supplement. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery, or they may use the revised (peach) Letter of Transmittal and the revised (salmon) Notice of Guaranteed Delivery circulated with this Second Supplement. Stockholders using the original (blue) Letter of Transmittal and/or original (green) Notice of Guaranteed Delivery to tender their Shares will be deemed to be tendering pursuant to the Amended Offer and will receive the Amended Offer Price described in this Second Supplement if Shares are accepted for payment and paid for by Purchaser pursuant to the Amended Offer.

     Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such Shares in order to receive the Amended Offer Price if Shares are accepted for payment and paid for by Purchaser pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See Section 4 under "The Tender Offer" in the original Offer to Purchaser and in this Second Supplement for the procedures for withdrawing Shares tendered pursuant to the Amended Offer.

     The Amended Offer is conditioned upon, among other things, there being validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by the Virbac S.A. Group, will constitute not less than ninety percent (90%) of the total number of outstanding Shares as of the date the Shares are accepted for payment pursuant to the Amended Offer (the "Minimum Condition"). The Minimum Condition is non-waivable.

     According to the Company, there were 22,657,301 Shares outstanding as of September 30, 2006. Of the Shares outstanding, 13,613,808 are owned beneficially by the Virbac S.A. Group. Accordingly, Purchaser believes that the Minimum Condition will be satisfied if at least 6,777,763 Shares not held by the Virbac S.A. Group are validly tendered and not withdrawn prior to the Expiration Date (as defined herein), subject to adjustment for additional Shares issued upon exercise of outstanding options (other than options exercised on a conditional basis as described in the original Offer to Purchase and in this Second Supplement under "The Tender Offer - Procedure for Accepting the Amended Offer and Tendering Shares - Conditional Option Exercises").

     Purchaser is making the Amended Offer pursuant to the Amended Merger Agreement. The Merger Agreement is more fully described in the original Offer to Purchase under "The Tender Offer - Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; the Merger Agreement" and the Merger Agreement Amendment is described in Section III under "Special Factors" in this Second Supplement. The Merger Agreement Amendment amends the Merger Agreement to reflect the Offer Price of $5.75 per Share and makes no other changes to the Merger Agreement. The special committee of independent members (the "Special Committee") of the board of directors of the Company (the "Board of Directors"), which unanimously determined that the Original Offer is advisable, fair to and in the best interests of the stockholders (other than the Virbac S.A. Group), has unanimously approved the Merger Agreement Amendment and has recommended that stockholders accept the Amended Offer and tender their Shares in the Amended Offer. In addition, the Special Committee has unanimously approved the Company's entrance into the Merger Agreement Amendment. The Special Committee's recommendation with respect to the Original Offer is contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which was filed by the Company with the SEC on August 18, 2006 in connection with the Original Offer. The Special Committee's recommendation with respect to the Amended Offer is contained in Amendment No. 2 to the Schedule 14D-9 which was filed by the Company with the SEC on October 17, 2006 in connection with the Amended Offer. Amendment No. 2 to the Schedule 14D-9 is being furnished to stockholders concurrently with this Second Supplement; the original Schedule 14D-9 and Amendment No. 1 to the Schedule 14D-9 may be obtained from the Information Agent at its address or telephone number set forth on the back cover of this Second Supplement. Stockholders should read the Schedule 14D-9 and all amendments to the Schedule 14D-9 for additional information regarding the Special Committee's determination and recommendation.

     Purchaser may waive, in its sole discretion, any of the conditions to the Amended Offer, other than the Minimum Condition. See Section 13 under "The Tender Offer" in the original Offer to Purchase and in this Second Supplement.

     If the Minimum Condition and other conditions to the Amended Offer are satisfied and the Amended Offer is consummated, the Virbac S.A. Group will, collectively, own at least ninety percent (90%) of the total number of Shares outstanding. The Amended Merger Agreement provides that in such event, Interlab S.A.S. will contribute its Shares to Purchaser and Purchaser will effect a merger pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL"), without any prior notice to, or any action by, any other stockholder of the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock, or owned by any subsidiaries of the Company or the Virbac S.A. Group, all of which will be cancelled and retired and shall cease to exist, and (ii) Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL), will be converted into the right to receive the same $5.75 per Share cash consideration as stockholders who tendered their Shares to Purchaser pursuant to the Amended Offer. If the Merger is consummated, stockholders who have not tendered their Shares in the Amended Offer and who demand and fully perfect appraisal rights under the DGCL will be entitled to receive, in connection with the Merger, cash equal to the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See Section 10 under "The Tender Offer" in the original Offer to Purchase and in this Second Supplement. Certain federal income tax consequences of the sale of

Shares pursuant to the Amended Offer and the Merger, as the case may be, are described in Section 5 under "The Tender Offer" in the original Offer to Purchaser and in this Second Supplement.

     If, after the Amended Offer is completed but prior to the completion of the Merger, the aggregate beneficial ownership by Virbac S.A. and its subsidiaries of the outstanding Shares should fall below 90% for any reason or if the Amended Offer is not completed for any reason (including a failure to satisfy the Minimum Condition), Purchaser may decide to acquire additional Shares on the open market or in privately negotiated transactions to the extent required for the beneficial ownership interest of Virbac S.A. and its subsidiaries to equal or exceed 90% of the Common Stock. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than, or the same as, the price in the Amended Offer.

     This Second Supplement, the Offer to Purchase, the First Supplement and the documents incorporated by reference in this Second Supplement, the Offer to Purchase and the First Supplement include certain forward-looking statements. These statements appear throughout this Second Supplement, the Offer to Purchase and the First Supplement and include statements regarding the intent, belief or current expectations of Virbac S.A. and Purchaser, including statements concerning Virbac S.A.'s and Purchaser's plans with respect to the Shares or their actions if they do not complete the Amended Offer and/or the Merger. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include:

     o    whether the conditions to the Amended Offer will be satisfied;

     o following completion of the Amended Offer and consummation of the Merger, Virbac S.A.'s ability to integrate the Company into Virbac S.A.'s operations as a wholly-owned subsidiary;

     o Virbac S.A.'s ability to execute fully on its own business strategy after taking the Company private;

     o Risks, uncertainties and other factors that could affect the Company's business and financial results, which the Company has stated include, but are not limited to:

          o    the results of research and development activities;

          o decisions by regulatory authorities, including the U.S. Food and Drug Administration and the Environmental Protection Agency regarding whether and when to approve Virbac Corp.'s drug applications as well as their decisions regarding labeling, product safety, toxicity or carcinogenicity, and other matters that could affect the commercial potential of Virbac Corp.'s products and services;

          o    trade buying patterns;

          o Virbac Corp.'s ability to meet generic and branded competition after the loss of patent protection for its products;

          o changes or trends in veterinary medicine that affect the rate of use of the Company's products by veterinarians;

          o legal defense costs, insurance expenses, settlement costs, and the risk of an adverse decision or settlement related to product liability, patent protection, governmental investigations, and other legal proceedings;

          o the Company's ability to protect its intellectual property both domestically and internationally;

          o governmental laws and regulations affecting domestic and foreign operations, including tax obligations;

          o changes in business, political, and economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas; and

          o    uncertainties  regarding  the  Company's  ability to comply  with
               financial  and  other   covenants   required   under  its  credit
               agreement.

     The information contained in the Offer to Purchase, the First Supplement and the Second Supplement concerning the Company was supplied by the Company or obtained from the Company's periodic reports filed with the SEC or other publicly available sources.

THIS SECOND SUPPLEMENT, THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT AND THE REVISED (GOLD) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE AMENDED OFFER.


                                 SPECIAL FACTORS

I.   BACKGROUND OF VIRBAC S.A.'S INVESTMENT IN THE COMPANY

     For a discussion of Virbac S.A.'s investment in the Company prior to the Offer, see Section I under "Special Factors" in the original Offer to Purchase.

II.  BACKGROUND OF THE OFFER

     THE INFORMATION IN THE ORIGINAL OFFER TO PURCHASE, AS AMENDED BY THE FIRST SUPPLEMENT, UNDER THE HEADING "SHAREHOLDER DERIVATIVE LAWSUIT" IS HEREBY FURTHER AMENDED BY THE ADDITION OF THE FOLLOWING PARAGRAPH IMMEDIATELY PRIOR TO THE LAST PARAGRAPH OF SUCH DISCUSSION:

     On September 20, 2006, the Delaware Court of Chancery issued a ruling denying plaintiffs' motion in the Delaware class action proceedings for a preliminary injunction against the Offer. In its opinion issued September 20, 2006, the Court stated that the alleged omissions on which plaintiffs based their motion "are not key assumptions that would be material to a reasonable investor . . [but] . . . are minutiae that do not alter the total mix of information," and concluded that "plaintiffs have failed to meet their burden to prove a reasonable probability of success on the merits."

     THE INFORMATION IN THE ORIGINAL OFFER TO PURCHASE, AS AMENDED BY THE FIRST SUPPLEMENT, UNDER THE HEADING "VIRBAC S.A.'S OFFER," IS HEREBY FURTHER AMENDED BY THE ADDITION OF THE FOLLOWING PARAGRAPH IMMEDIATELY PRIOR TO THE LAST PARAGRAPH OF SUCH DISCUSSION:

     During the pendency of the Original Offer, several significant stockholders of the Company, including certain former directors and officers of the Company who acquired their Shares prior to the 1999 merger in which Virbac S.A. acquired its controlling interest in the Company, informed the Dealer Manager and the Information Agent of their objections to the Original Offer Price. On October 5, 2006, Mr. Eric Maree, Chairman of the Virbac S.A. Board of Management, met with two of such large stockholders who again expressed their objections to the Original Offer Price. On October 6, 2006, Mr. Maree discussed with the supervisory board of Virbac S.A. the possibility of increasing the offer price and received the supervisory board's tentative approval to increase the Original Offer Price to $5.75 per Share. Following further discussions the Virbac S.A. supervisory board authorized Virbac S.A.'s management to increase the offer price to $5.75, on condition that Virbac S.A. inform stockholders that it will not further increase the offer price. On October 11, 2006, Virbac S.A. and the Company issued a joint press release announcing the increased offer price in the Amended Offer and the extension of the expiration date of the Amended Offer to midnight New York City time, on October 31, 2006. Virbac S.A. also stated in the press release that it will not further increase the offer price in excess of $5.75 per share and that as of the announcement date, it did not intend to further extend the expiration date of the Amended Offer.

     On October 11, 2006, two members of the Special Committee, Alec L. Poitevint, II and Jean N. Willk, met by teleconference to consider the Amended Offer. During this teleconference, Messrs. Poitevint and Willk received a presentation from Erik Martinez, the Company's Chief Executive Officer, and Jean Nelson, the Company's Chief Financial Officer, regarding the Company's operations through September 30, 2006 and management's view of the Company's prospects through the end of 2006. Representatives of Latham & Watkins LLP ("Latham & Watkins") also attended the teleconference call, along with representatives of Houlihan Lokey Howard & Zukin Financial

Advisors Inc. ("Houlihan Lokey"), financial advisor to the Special Committee. Houlihan Lokey presented an updated implied multiple analysis to reflect the latest market information and certain financial information provided by Company management through September 30, 2006. Messrs. Poitevint and Willk discussed the information presented by management and the updated information provided by Houlihan Lokey and determined that because the updated financial information did not differ in any material respect from the information utilized by Houlihan Lokey in its fairness opinion dated August 7, 2006, it would not be necessary in their judgment to request an additional fairness opinion from Houlihan Lokey, and Houlihan Lokey indicated that it was not rendering any additional opinion or advice with respect to Amended Offer Price. Messrs. Poitevint and Willk determined to recommend the Amended Offer to the holders of the Shares other than the Virbac S.A. Group and determined to recommend the Merger Agreement Amendment once Mr. Pickert had the opportunity to view and discuss the same information.

     On October 12, 2006, the Special Committee held a further teleconference meeting, which Richard Pickert and Mr. Willk attended, along with representatives from Latham & Watkins. Messrs. Pickert and Willk determined to recommend the Amended Offer and the Merger Agreement Amendment, and following that meeting Latham & Watkins advised Mr. Poitevint of the recommendation of Messrs. Pickert and Willk. The Special Committee then unanimously determined that the Amended Offer Price was fair to and in the best interest of holders of Shares other than the Virbac S.A. Group, unanimously agreed to recommend that holders of Shares other than Virbac S.A. Group tender their Shares in the Amended Offer, and unanimously approved the Merger Agreement Amendment.

     On October 12, 2006, Virbac S.A. and the Company issued a joint press release announcing that the Special Committee had approved the Amended Offer and the Merger Agreement Amendment.

III. PURPOSE AND STRUCTURE OF THE AMENDED OFFER AND THE MERGER; REASONS OF VIRBAC S.A. FOR THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT

     THE INFORMATION IN THE ORIGINAL OFFER TO PURCHASE, AS AMENDED BY THE FIRST SUPPLEMENT, UNDER THE HEADING "THE MERGER AGREEMENT," IS HEREBY FURTHER AMENDED BY THE ADDITION OF THE FOLLOWING PARAGRAPH IMMEDIATELY FOLLOWING THE LAST PARAGRAPH OF SUCH DISCUSSION:

     On October 13, 2006, Virbac S.A., Interlab S.A.S., Purchaser and the Company entered into the Merger Agreement Amendment. The Merger Agreement
Amendment amends the definition of "Offer Price" in the Merger Agreement to increase the offer price from $5.25 per Share to $5.75 per Share in cash and makes no other changes to the Merger Agreement. Purchaser is making the Amended Offer pursuant to the Merger Agreement Amendment.

IV. POSITION OF VIRBAC S.A., INTERLAB S.A.S. AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

     THE INFORMATION IN THIS SECTION OF THE ORIGINAL OFFER TO PURCHASE, AS AMENDED BY THE FIRST SUPPLEMENT, IS HEREBY FURTHER AMENDED BY THE ADDITION OF THE FOLLOWING PARAGRAPH IMMEDIATELY FOLLOWING THE LAST PARAGRAPH OF SUCH
DISCUSSION:

     Virbac S.A., Interlab and Purchaser continue believe that the Original Offer Price offered to unaffiliated stockholders of the Company pursuant to the Original Offer and the Merger is fair to such unaffiliated stockholders. The factors supporting their belief are set forth in the original Offer to Purchase, as amended by the First Supplement.

     FAIRNESS OF THE AMENDED OFFER. The rules of the SEC require that Virbac S.A., Interlab S.A.S. and Purchaser also express their belief as to the fairness of the Amended Offer and the Merger to unaffiliated stockholders of the Company. Virbac S.A., Interlab and Purchaser believe that many of the factors that supported their belief as to the fairness of the Original Offer Price offered to unaffiliated stockholders of the Company pursuant to the Original Offer and the Merger also support their belief that the Amended Offer and the Merger are fair to unaffiliated stockholders of the Company. Such factors include the following:

     o Each Company stockholder will be able to decide voluntarily whether or not to tender such stockholder's Shares in the Amended Offer, and if such stockholder elects not to tender, he or she will receive exactly the same type and amount of consideration in the Merger that is expected to follow completion of the Amended Offer. This will assure that, after the Amended Offer and consummation of the Merger, stockholders who elect not to tender their Shares in the Amended Offer will not become holders of a security for which no trading market exists. Accordingly, Virbac S.A., Interlab S.A.S. and Purchaser believe that the unaffiliated stockholders are able to evaluate the terms of the Amended Offer and its fairness without coercion.

     o Stockholders who do not tender their Shares in the Amended Offer will be entitled, upon consummation of the Merger following completion of the Amended Offer, to exercise Delaware statutory appraisal rights in the Merger, allowing them to have the fair value of their Shares determined by the Delaware Chancery Court and paid to them in cash.

     o Given the Virbac S.A. Group's current holdings, satisfaction of the Minimum Condition will require that a substantial "majority of the minority" - almost 75% of the Shares held by persons unaffiliated with the Virbac S.A. Group - be validly tendered and not withdrawn before Purchaser may accept the Amended Offer which, in Virbac S.A.'s and Purchaser's view, amounts to a "public referendum" with respect to the Amended Offer.

     o The Shares were delisted from the NASDAQ National Market on January 23, 2004 and there was no regular trading market for the Shares until May 8, 2006, when the Shares commenced trading on the NASDAQ Capital Market. Prior to the delisting from NASDAQ, the Shares historically traded at low volumes resulting in limited liquidity in the Shares. The NASDAQ Capital Market (formerly the NASDAQ Smallcap Market) is the trading market for so-called "smallcap" companies (generally, those with market prices below $5.00 per share at the time of the listing application) and, even with the listing, the market for the Shares continues to be characterized by low trading volume and limited liquidity. Given Virbac S.A.'s intention to retain an absolute majority of the voting power in the Company (see "Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; the Merger Agreement" in the original Offer the Purchase, as amended by the First Supplement and this Second Supplement), it is unlikely that liquidity will increase through a significant increase in the public "float" of the Common Stock, and the Amended Offer and the Merger therefore provide the stockholders with the opportunity to liquidate their holdings in the Company.

     o The consideration in the Amended Offer is to be paid to stockholders of the Company entirely in cash.

     o The Amended Offer provides the unaffiliated stockholders who are considering selling their Shares with the opportunity to sell their shares at the Amended Offer price without incurring the transaction costs typically associated with market sales.

     In addition to the factors set forth above that support Virbac S.A.'s, Interlab S.A.S.'s and Purchaser's determination that the Amended Offer Price is fair to unaffiliated stockholders of the Company, Virbac S.A., Interlab S.A.S. and Purchaser believe that the following factors also support their determination that the Amended Offer Price is fair to unaffiliated stockholders of the Company:

     o The Amended Offer Price of $5.75 represents an increase of $0.50 per Share, approximately 9.5% over the Original Offer Price of $5.25. The Amended Offer Price also represents a premium of approximately 10.4% compared to $5.21, the closing price per Share on October 10, 2006, the day prior to Virbac S.A.'s and the Company's announcement of the Amended Offer and a premium of approximately 17.4% compared to $4.90, the reported closing price per Share on August 7, 2006, the day immediately prior to announcement of the agreement reached between Virbac S.A. and the Special Committee regarding the original Offer Price. The Amended Offer also represents a premium of approximately 20.4% above the volume-weighted average of the closing price of the Shares over the month immediately prior to August 7, 2006, and a premium of approximately 35.9% above the volume-weighted average closing price of $4.23 over the 52-week period immediately prior to that date. The $5.75 consideration also represents a premium of approximately 38.6% when compared to Virbac S.A.'s original proposal of $4.15 per Share announced on December 13, 2005 and a premium of 56.7% when compared to $3.67, the reported closing price per Share for the day immediately prior to Virbac S.A.'s December 13, 2005 announcement of its original $4.15 proposal.

     o The Special Committee and its legal advisor held discussions with management to update the information it had regarding the Company's operations through September 30, 2006 and unanimously determined that the Amended Offer is advisable, fair to and in the best interests of the Unaffiliated Stockholders of the Company and recommended to the Company's stockholders to accept the Amended Offer and tender their Shares in the Amended Offer.

     The foregoing discussion of the information and factors considered and given weight by Virbac S.A., Interlab S.A.S. and Purchaser in their assessment of the fairness of the Amended Offer is not intended to be exhaustive but does include the material factors considered by Virbac S.A., Interlab S.A.S. and Purchaser. While Virbac S.A., Interlab S.A.S. and Purchaser each believes that the Amended Offer and the Merger are substantively and procedurally fair to the unaffiliated stockholders, they attempted to negotiate the terms of a transaction that would be most favorable to them, and not to such stockholders and, accordingly, did not negotiate the Merger Agreement Amendment with the goal of obtaining terms that were fair to such stockholders. The views of Virbac S.A., Interlab S.A.S. and Purchaser as to the fairness of the Amended Offer to unaffiliated stockholders should not be construed as a recommendation to the unaffiliated stockholders as to whether they should tender their Shares in the Amended Offer. None of Virbac S.A., Interlab S.A.S., Purchaser, or any other member of the Virbac S.A. Group makes any recommendation with respect to whether the unaffiliated stockholders should tender their Shares in the Amended Offer.

     None of Virbac S.A., Interlab S.A.S. or Purchaser found it practicable to assign, and none of them did assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. With respect to their determination of the fairness of Amended Offer, Purchaser, Interlab S.A.S. and Virbac S.A. did not consider the Company's liquidation value. Purchaser, Interlab S.A.S. and Virbac S.A. do not believe this to be relevant because substantial value results from the Company continuing as a going concern, any liquidation would destroy that value, and Virbac S.A., Interlab S.A.S. and Purchaser do not have any present intention to liquidate the Company in the foreseeable future. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and Virbac S.A., Interlab S.A.S. and Purchaser believe that the liquidation value of the Company is irrelevant to a determination whether the Amended Offer is fair to unaffiliated stockholders. Further, Virbac S.A., Interlab S.A.S. and Purchaser did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company's net book value as of December 31, 2005, calculated by dividing stockholders' equity by the number of shares of Common Stock outstanding, was $0.99 per share. This value is only 17.2% of the price in the Amended Offer. Purchaser, Interlab S.A.S. and Virbac S.A. did not consider going concern value because they do not believe that going concern value is a viable method of valuation for a transaction such as the Amended Offer. Going concern value is a method of valuation that incorporates a premium for control of the entity being sold, but Virbac S.A. already controls the Company. Purchaser, Interlab S.A.S. and Virbac S.A. also did not consider other recent firm offers for Shares or proposals or negotiations between affiliates of the Company or between the Company and its affiliates and unaffiliated persons concerning any business combination with the Company or its affiliates (other than the Amended Offer), as they are not aware of any such offers, proposals or negotiations made or conducted during the past two years (other than the Amended Offer). In addition, in its December 12, 2005 letter to the Company's board containing its original proposal to acquire the publicly held shares of the Company, Virbac S.A. stated that it was interested only in acquiring the publicly held shares of the Company and had no intention to sell its stake in the Company, and Virbac S.A. has not changed its position in this regard. Purchaser, Interlab S.A.S. and Virbac S.A. do not believe that the trading price of the Common Stock immediately following announcement of the Amended Offer is indicative of the fair value of the Company and they did not consider it in making their fairness assessment.

     Virbac S.A.'s, Interlab S.A.S.'s and Purchaser's belief that the Amended Offer and the Merger are fair to unaffiliated stockholders is expressed with respect to stockholders of the Company who are neither members of the Virbac S.A. Group nor officers or directors of the Company. Their belief is not affected by the fact that Houlihan Lokey's original opinion is addressed to the Company's "Unaffiliated Stockholders," defined as all stockholders other than members of the Virbac S.A. Group, so that the opinion therefore extends to Alec L. Poitevint, II and Jean N. Willk, who are directors and members of the Special Committee, and to Michael O'Bryan, the Company's Vice-President of Business Operations. Messrs. Poitevint, Willk and O'Bryan have no affiliation with any members of the Virbac S.A. Group and will receive the same consideration in the Amended Offer and the Merger as the unaffiliated stockholders of the Company.

     In (a) determining that the Amended Offer was advisable, fair to, and in the best interests of the Unaffiliated Stockholders, (b) recommending that the Unaffiliated Stockholders accept the Amended Offer and tender their Shares pursuant to the Amended Offer, and (c) approving the Merger Agreement Amendment reflecting the increase in the offer price from $5.25 per Share to $5.75 per Share, the Special Committee noted that the financial condition, results of operations and prospects of the Company have not materially changed since its original recommendation, set forth in the Schedule 14D-9, that the Unaffiliated Stockholders accept the offer (the "Original Offer") by Purchaser to purchase any and all of the Shares held by the Unaffiliated Stockholders at $5.25 per Share and tender their Shares pursuant to the Original Offer, and that the Amended Offer price of $5.75 per Share represented a substantial increase of 9.5% from the Original Offer.

V.   REPORTS, OPINIONS AND APPRAISALS/COMPANY PROJECTIONS

     See Section V of the original Offer to Purchase.

VI.  CONDUCT OF THE COMPANY'S BUSINESS IF THE OFFER IS NOT COMPLETED

     For a discussion of the expected conduct of the Company's business if the Amended Offer is not completed, see Section VI Under "Special Factors" in the original Offer to Purchase.

VII. RELATED PARTY TRANSACTIONS

     For a discussion of certain transactions between Virbac S.A. and its subsidiaries (other than the Company) and the Company and its subsidiaries, see
Section VII under "Special Factors" in the original Offer to Purchase.

VIII.  TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     For a discussion of certain transactions and arrangements concerning the Company's common stock, see Section VIII under "Special Factors" in the original Offer to Purchase.

IX.  INTERESTS OF CERTAIN PARTIES IN THE OFFER AND THE MERGER

     THE TABLE UNDER THE CAPTION "OWNERSHIP OF SHARES BY THE VIRBAC S.A. GROUP" IN THE DISCUSSION IN SECTION IX UNDER "SPECIAL FACTORS" IN THE ORIGINAL OFFER TO PURCHASE IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

                                       NUMBER OF SHARES
NAME                                  BENEFICIALLY OWNED   PERCENT OF ALL SHARES
----                                  ------------------   ---------------------
Interlab S.A.S.                           13,613,808               60.1%
Virbac, S.A.(1)                           13,613,808               60.1%
Eric Maree(2)(3)                               4,518                 *
Pierre Pages(4)                               18,955                 *

----------------
(1) All Shares beneficially owned by Virbac S.A. are owned directly by Interlab S.A.S. Members of the family of Pierre Richard Dick, the founder of Virbac S.A., hold approximately 46.7% of the capital and 65% of the voting rights in Virbac S.A. and may be deemed to control Virbac S.A. Substantially all of the shares of Virbac S.A. held by or on behalf of the Dick family are held by SCI Investec ("Investec"), a French civil company. Investec owns 4,088,928 shares of Virbac S.A., constituting approximately 46.7% of the capital and 65% of the voting rights in Virbac S.A. Mme. Jeanine Elise Dick, the widow of Pierre Richard Dick, is the General Manager of Investec and is solely responsible for the management and administration of the business of Investec. Mme. Dick owns personally 8,080 shares of Virbac S.A., and holds a life estate in 622,102 additional shares, whose remainder interest is held by Investec (already included in the aggregate of 4,088,928 shares mentioned above).

(2) Includes 2,518 shares that are issued and outstanding and owned by Mr. Maree and 2,000 shares subject to currently exercisable options, of which 1,000 options have exercise prices less than $5.75 per share and of which 1,000 have exercise prices greater than $5.75 per share.

(3) Mr. Maree is the Chief Executive Officer (President) of Interlab S.A.S. Mr. Maree disclaims any beneficial interest in the Shares held by Interlab S.A.S. and beneficially owned by Virbac S.A.

(4) Includes 10,955 shares that are issued and outstanding and owned by Mr. Pages and 8,000 shares subject to currently exercisable options of which 7,000 options have exercise prices less than $5.75 per share and 1,000 options have exercise prices greater than $5.75 per share.

*  less than 1%.

     THE TABLE UNDER THE CAPTION "OWNERSHIP OF SHARES BY THE DIRECTORS OR EXECUTIVE OFFICERS OF THE COMPANY" IN THE DISCUSSION IN SECTION IX UNDER "SPECIAL FACTORS" IN THE ORIGINAL OFFER TO PURCHASE IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:

                                                  NUMBER OF SHARES
NAME                                             BENEFICIALLY OWNED   PERCENT OF ALL SHARES
----                                             ------------------   ---------------------
Laurent Cesar                                              --                   *
Michel Garaudet                                            --                   *
Eric Maree(1)(2)                                        4,518                   *
Erik R. Martinez, D.V.M.                                   --                   *
Jean M. Nelson                                             --                   *
Michael S. O'Bryan(3)                                 148,863                   *
Pierre A. Pages, D.V.M.(4)                             18,955                   *
Richard W. Pickert                                         --                   *
Alec L. Poitevint, II(5)                              386,040                 1.70%
Jean N. Willk(6)                                       11,360                   *
All directors and executive officers as a group       569,736                 2.52%

--------------
* The percentage of shares beneficially owned does not exceed 1% of the Common Stock outstanding.

(1) Includes 2,518 shares that are issued and outstanding and owned by Mr. Maree and 2,000 shares subject to currently exercisable options, of which 1,000 options have exercise prices less than $5.75 per share and of which 1,000 have exercise prices greater than $5.75 per share.

(2) Mr. Maree is the Chief Executive Officer (President) of Interlab S.A.S. Mr. Maree disclaims any beneficial interest in the Shares held by Interlab S.A.S. and beneficially owned by Virbac S.A.

(3) Includes 19,150 shares subject to currently exercisable options of which 11,150 options have exercise prices less than $5.75 per share and 8,000 options have exercise prices greater than $5.75 per share.

(4) Includes 10,955 shares that are issued and outstanding and owned by Mr. Pages and 8,000 shares subject to currently exercisable options of which 7,000 options have exercise prices less than $5.75 per share and 1,000 options have exercise prices greater than $5.75 per share.

(5) Included are 20,000 shares held by Mr. Poitevint's adult children, over which Mr. Poitevint has power of attorney. Mr. Poitevint's beneficial ownership also includes 147,252 shares held by Marshall Minerals, Inc. and 162,339 shares held by Mineral Associates, Inc. Mr. Poitevint is the President and Chairman of both Marshall Minerals, Inc. and Mineral Associates, Inc., but is not a controlling stockholder of either corporation. Mr. Poitevint disclaims beneficial ownership of the shares owned by Marshall Minerals, Inc., Mineral Associates, Inc. and the shares held by Mr. Poitevint's adult children. Also includes 5,000 shares subject to currently exercisable options of which 4,000 options have exercise prices less than $5.75 per share and 1,000 options have exercise prices greater than $5.75 per share

(6) Includes 7,000 shares subject to currently exercisable options, 1,000 of which have exercise prices greater than $5.75 per share.

                                THE TENDER OFFER

1.   TERMS OF THE AMENDED OFFER

     THE DISCUSSION SET FORTH IN SECTION 1 OF THE OFFER TO PURCHASE AND SECTION 1 OF THE FIRST SUPPLEMENT IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

     The Offer Price has been increased to $5.75 per Share, net to the seller in cash without interest, less required withholding taxes, from the Purchaser's Original Offer Price of $5.25 per Share. When it announced the Amended Offer Price of $5.75 per Share, Virbac S.A. also announced that it will not increase the Amended Offer Price beyond $5.75 per Share. All stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered and not withdrawn prior to the date of this Second Supplement), and accepted for payment on or prior to the Expiration Date will receive the Amended Offer Price. The term "Expiration Date" means midnight, New York Time, on October 31, 2006, unless further extended.

     The Amended Offer is conditioned upon there being validly tendered in accordance with the terms of the Amended Offer and not withdrawn prior to the Expiration Date that number of Shares which, together with Shares then owned by Virbac S.A. and its subsidiaries, would constitute at least 90% of the outstanding shares of the Company (the "Minimum Condition").

2.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     PURCHASER WILL ACCEPT FOR PAYMENT AND PAY FOR THE SHARES IN THE AMENDED OFFER AS SET FORTH IN SECTION 2 OF THE ORIGINAL OFFER TO PURCHASE.

3.   PROCEDURE FOR ACCEPTING THE AMENDED OFFER AND TENDERING SHARES

     THE  DISCUSSION  SET FORTH IN  SECTION 3 OF THE  OFFER TO  PURCHASE  AND IN
SECTION 3 OF THE FIRST SUPPLEMENT IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

     Shareholders tendering Shares may use the original (blue) Letter of Transmittal that was distributed with the Offer to Purchase or the revised
(gold) Letter of Transmittal distributed with this Second Supplement and in either case will receive $5.75 per Share, upon the terms and subject to the conditions of the Amended Offer. Although the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase, shareholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the Amended Offer Price described in this Second Supplement, if Shares are accepted for payment and paid for by Purchaser pursuant to the Amended Offer. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Shareholders are not required to take any further action with respect to such Shares in order to receive the Amended Offer Price of $5.75 per Share, if Shares are accepted for payment and paid for by Purchaser pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

     THE DISCUSSION SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE IS HEREBY FURTHER AMENDED AND SUPPLEMENTED BY AMENDING AND RESTATING THE FIRST THREE PARAGRAPHS IN SUCH DISCUSSION UNDER THE HEADING "CONDITIONAL OPTION EXERCISES" TO READ IN FULL AS FOLLOWS:

     CONDITIONAL OPTION EXERCISES. The Shares eligible to be tendered in the Offer include shares of common stock issuable upon the conditional exercise of options to purchase common stock having exercise prices of less than $5.75 per share. The Company has advised the Purchaser that all outstanding options under the Company's stock option plans are fully vested and exercisable, although some of such options have exercise prices in excess of $5.75 per share. Holders of options having exercise prices less than $5.75 per share ("Eligible Options") may conditionally exercise any or all of their Eligible Options by executing and delivering to the Company a revised (peach) "Notice of Conditional Exercise," which will be provided to eligible option holders by the Company together with a Memorandum to Eligible Holders of Options and Instructions for Conditional Exercise. Eligible Option holders who elect to conditionally exercise their Eligible Options may not use the Letter of Transmittal, and instead must use the revised (peach) Notice of Conditional Exercise or the original (white) Notice of Conditional Exercise to conditionally exercise their options.

     The exercise of such options will be "conditional" because holders of Eligible Options will be deemed to exercise their options only if, and to the extent that, Purchaser actually accepts for payment and pays for Shares tendered pursuant to the Offer and the Merger occurs. Under the Company's stock option plans, upon effectiveness of the Merger, options issued under the plans will no longer be exercisable to acquire Shares but instead will be exercisable to receive a payment of $5.75 for each Share that would have been issuable upon exercise of the options prior to the Merger. If tendered Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, conditionally exercised Eligible Options will become unconditionally and irrevocably exercised options. Because shares underlying conditionally exercised Eligible Options will not be issued, the conditional exercise of Eligible Options will not affect the determination whether the Minimum Condition has been satisfied.

     Purchaser has been informed by the Company that holders of Eligible Options will be permitted to conditionally exercise such options on a "cashless exercise" basis (which means that the option holder does not have to pay the exercise price in cash on exercise). Instead, the consideration received by an Eligible Option holder who conditionally exercises his Eligible Options if the Offer is consummated and the Merger occurs will be an amount per underlying Share equal to the difference between $5.75 and the per Share exercise price under the option, without interest less any required withholding taxes.

     THE DISCUSSION SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE IS HEREBY FURTHER AMENDED AND SUPPLEMENTED BY ADDING TO THE FOURTH PARAGRAPH IN SUCH DISCUSSION UNDER THE HEADING "CONDITIONAL OPTION EXERCISES" THE FOLLOW ADDITIONAL INFORMATION:

     Holders of Eligible Options desiring to conditionally exercise such options may use the original (white) Notice of Conditional Exercise that was distributed with the Offer to Purchase or the revised (peach) Notice of Conditional Exercise distributed with this Second Supplement and in either case will receive the difference between $5.75 per Share and the exercise price of such options, upon the terms and subject to the conditions of the Amended Offer. Although the original (white) Notice of Conditional Exercise and the related Memorandum to Eligible Holders of Options and Instructions for Conditional Exercise previously circulated with the original Offer to Purchase refer only to the original Offer to Purchase, holders of Eligible Options using such documents to conditionally exercise Eligible Options will nevertheless be deemed to be conditionally exercising pursuant to the Amended Offer and will receive the higher amount described in this Second Supplement, if Purchaser actually accepts for payment and pays for Shares tendered pursuant to the Offer and the Merger occurs. Eligible Options previously conditionally exercised and not withdrawn constitute valid conditional exercises for purposes of the Amended Offer, and option holders are not required to take any further action with respect to such conditionally exercised Eligible Options in order to receive the difference between $5.75 per Share and the exercise price of such options, upon the terms and subject to the conditions of the Amended Offer applicable to conditional exercise of Eligible Options.

4.   WITHDRAWAL RIGHTS

     Withdrawal rights pursuant to the Amended Offer are set forth in Section 4 of the original Offer to Purchase.

5.   CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     A summary of the principal federal income tax consequences of the Amended Offer is set forth in Section 5 of the original Offer to Purchase.

6.   PRICE RANGE OF SHARES; DIVIDENDS

     THE DISCUSSION SET FORTH IN SECTION 6 OF THE OFFER TO PURCHASE IS AMENDED AND SUPPLEMENTED AS FOLLOWS:

     The high and low closing sale prices per Share on the Nasdaq Capital Market
for  the  Third  Quarter  ended   September  30,  2006  were  $5.24  and  $4.15,
respectively, and the high and low closing sale prices per Share on the

Nasdaq Capital Market for the Fourth Quarter of the fiscal year ending December 31, 2006 (through October 16, 2006) were $5.71 and $5.69, respectively. On October 10, 2006, the last full day of trading before Virbac S.A. announced the Amended Offer price of $5.75 per Share, the reported closing sale price was $5.21 per Share the high and low bid prices of the Shares reported in the NASDAQ Capital Market were $5.22 and $5.21 per Share, respectively. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.   CERTAIN INFORMATION CONCERNING THE COMPANY

     General information concerning the Company is set forth in Section 7 of the original Offer to Purchase and Section 7 of the First Supplement.

8.   CERTAIN INFORMATION CONCERNING VIRBAC S.A., INTERLAB S.A.S. AND PURCHASER

     General information regarding Virbac S.A., Interlab S.A.S., Purchaser and certain of their affiliates is set forth in Section 8 of the original Offer to Purchase.

9.   SOURCE AND AMOUNT OF FUNDS

     THE FIRST TWO PARAGRAPHS OF SECTION 9 OF THE ORIGINAL OFFER TO PURCHASE ARE HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     The Amended Offer is not conditioned upon Virbac S.A.'s or Purchaser's ability to obtain financing for the purchase of Shares pursuant to the Amended Offer.

     Virbac S.A. and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Amended Offer and the Merger, including payments to be made in connection with "cashless" conditional exercise of Eligible Options, will be approximately $52.5 million, plus approximately $2.5 million in related fees and expenses for Virbac S.A. and the Company. Virbac S.A. has available to it under its existing bank credit facility sufficient funds to close the Amended Offer and the Merger, and will cause Purchaser to have sufficient funds available to close the Amended Offer and the Merger.

     For a discussion of Virbac S.A.'s source of funds to finance the Amended Offer and the Merger, see Section 9 of the original Offer to Purchase.

10.  APPRAISAL RIGHTS

     Appraisal rights are not available in connection with the Amended Offer. For a discussion of appraisal rights in the Merger, see Section 10 of the original Offer to Purchase.

11.  CERTAIN EFFECTS OF THE AMENDED OFFER

     For a discussion of certain effects of the Amended Offer see Section 11 of the original Offer to Purchase.

12.  DIVIDENDS

     For a discussion of dividends on the Company's common stock, see Section 12 of the original Offer to Purchase.

13.  CERTAIN CONDITIONS OF THE AMENDED OFFER

     For a discussion of the conditions to the Amended Offer, see Section 13 of the original Offer to Purchase and Section 13 of the First Supplement.

14.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     THE INFORMATION IN SECTION 14 OF THE ORIGINAL OFFER TO PURCHASE, AS AMENDED BY THE FIRST SUPPLEMENT, UNDER THE HEADING "CERTAIN LITIGATION - SHAREHOLDER DERIVATIVE LAWSUIT" IS HEREBY FURTHER AMENDED BY THE ADDITION OF THE FOLLOWING PARAGRAPH IMMEDIATELY PRIOR TO THE LAST PARAGRAPH OF SUCH DISCUSSION:

     On September 20, 2006, the Delaware Court of Chancery issued a ruling denying plaintiffs' motion in the Delaware class action proceedings for a preliminary injunction against the Offer. In its opinion issued September 20, 2006, the Court stated that the alleged omissions on which plaintiffs based their motion "are not key assumptions that would be material to a reasonable investor . . [but] . . . are minutiae that do not alter the total mix of information," and concluded that "plaintiffs have failed to meet their burden to prove a reasonable probability of success on the merits."

15.  FEES AND EXPENSES

     For a discussion of the fees and expenses payable in connection with the Amended Offer, see Section 15 of the original Offer to Purchase.

16.  MISCELLANEOUS

     THE  DISCUSSION  SET FORTH IN  SECTION 16 OF THE OFFER TO  PURCHASE  AND IN
SECTION 16 OF THE FIRST SUPPLEMENT IS AMENDED AND SUPPLEMENTED AS FOLLOWS:

     Purchaser, Interlab S.A.S. and Virbac S.A. have filed with the SEC Amendment No 8 to the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Amended Offer, and may file further amendments thereto. The Tender Offer Statement on Schedule TO, as amended, is also a Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and Amendments No. 1 and No. 2 to the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act. Amendment No. 2 to the Schedule 14D-9 sets forth the recommendation of the Special Committee with respect to the Amended Offer and the reasons for such recommendation and furnishes certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 of the original Offer to Purchase.

Dated: October 17, 2006



                                                         LABOGROUP HOLDING, INC.

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

Manually signed facsimiles of the original (blue) or revised (gold) Letter of Transmittal, properly completed, will be accepted. The original (blue) or revised (gold) Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                    THE DEPOSITARY FOR THE AMENDED OFFER IS:

                          MELLON INVESTOR SERVICES LLC

          BY MAIL:                        BY OVERNIGHT COURIER:                   BY HAND DELIVERY:

Mellon Investor Services LLC          Mellon Investor Services LLC          Mellon Investor Services LLC
 Attn: Reorganization Dept.            Attn: Reorganization Dept.            Attn: Reorganization Dept.
         PO Box 3301                      480 Washington Blvd.                120 Broadway, 13th floor
  South Hackensack NJ 07606                 Mail Drop - Reorg                     New York NY 10271
                                          Jersey City NJ 07310


                               OTHER INFORMATION:

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their addresses and telephone numbers listed below. Additional copies of this Second Supplement, the revised (gold) Letter of Transmittal and the revised (salmon) Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Amended Offer.

                 THE INFORMATION AGENT FOR THE AMENDED OFFER IS:

                               MORROW & CO., INC.

                                 470 WEST AVENUE
                               STAMFORD, CT 06902

                      BANKS AND BROKERS CALL (203) 658-9400
               STOCKHOLDERS PLEASE CALL TOLL FREE: (800) 607-0088

                  THE DEALER MANAGER FOR THE AMENDED OFFER IS:

                      THE DEALER MANAGER FOR THE OFFER IS:

                           [BMO CAPITAL MARKETS LOGO]

                            BMO CAPITAL MARKETS CORP.
                             111 WEST MONROE STREET
                                CHICAGO, IL 60603
                                 (312) 293-4111


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